May 10, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (615) 890-0123</u>

Mr. Donald K. Daniel
Senior Vice President and Controller
National Health Investors, Inc.
100 Vine Street, Suite 1202
Murfreesboro, TN 37130

> **Re:** **National Health Investors, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-10822**

Dear Mr. Daniel:

  We have reviewed your response letter dated May 3, 2006 and have the following additional comment.

1. We read your response to comment 2 and reissue our prior comment in its entirety. In accordance with Rule 5-03 of Regulation S-X, you should classify the initial realized loss related to other than temporary impairments on available-for-sale securities as well as subsequent realized gains or losses on the sale of such securities as non-operating activities in your statements of operations.

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  You may contact Josh Forgione, at (202) 551-3431, or me, at (202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

                 Sincerely,

                 Steven Jacobs
                 Accounting Branch Chief